UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-13195
INDUSTRIAL DISTRIBUTION GROUP, INC.

(Exact name of registrant as specified in its charter)
950 East Paces Ferry Road, N.E., Suite 1575, Atlanta, Georgia 30326, (404) 949-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1
     Effective as of August 6, 2008, the Registrant was acquired by Eiger Holdco, LLC, a Delaware limited liability company (“Parent”) pursuant to a merger of Eiger Merger Corporation, a wholly-owned subsidiary of Parent, with and into the Registrant (the “Merger”). In the Merger, each issued and outstanding share of the Registrant’s common stock was converted into the right to receive $12.10 in cash, without interest.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Industrial Distribution, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INDUSTRIAL DISTRIBUTION GROUP, INC.
Date: August 11, 2008	By:	/s/ Jack P. Healey
		Name:	Jack P. Healey
		Title:	Executive Vice President & Secretary